

November 28, 2023

Shakiel Humayun
Co-Chief Executive Officer
Dome Capital, LLC
10006 Cross Creek Blvd #103
Tampa FL 33647

> **Re: Dome Capital, LLC**
> **Draft Offering Statement on Form 1-A**
> **Submitted November 13, 2023**
> **CIK No. 0001988836**

Dear Shakiel Humayun:

We have reviewed your draft offering statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to this letter, we may have additional comments.

Draft Offering Statement on Form 1-A

General

1. We note your disclosure on the cover page that closings may be made at any level of proceeds raised and on page 6, you state you will close once you have reached the maximum offering for each series. Please revise to provide additional detail regarding the mechanics of the closings, including at which point in the closing process you will make a final determination to accept or reject a subscription.

2. Because your offering is a blind-pool, please provide the disclosure required by Industry Guide 5 or advise. For example only, and not limited to the following, please clearly disclose the compensation to be paid to your manager pursuant to Item 4 and provide the disclosure required by Item 8, including prior performance tables. For guidance, refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A, and Corporation Finance Disclosure Guidance Topic No. 6.

   Please contact Stacie Gorman at 202-551-3585 or Pam Howell at 202-551-3357 with any other questions.

                                                  Sincerely,

                                                  Division of Corporation Finance
                                                  Office of Real Estate & Construction

cc: Rajiv Radia, Esq.